SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

07 October 2011, Johannesburg

Sappi today announced a strategy update that will position the global pulp, paper and cellulose-based solutions group for the future.

Dealing with the current tough market conditions and the declining trend in demand for graphic paper in its major markets, Sappi has indicated for some time that it was taking decisive action to reposition itself for improved performance.

Group Strategy
Sappi’s strategy involves four key themes, namely: continuing to optimise our better performing businesses, fixing our underperforming businesses, investing for future growth in higher margin businesses, including chemical cellulose, and achieving this within the reality of the group’s liquidity and balance sheet.

We aim to generate at least 60% of operating profit from these higher margin growth businesses within 3 to 5 years, achieving real growth in the revenue line and asset base and exceeding our minimum ROCE target of 12%.

It is clear that there is a declining demand trend for graphic paper in our major markets but we see opportunities in these businesses, which are currently the backbone of the group, to generate reasonable net profits and strong cashflows for many years.

−       Optimising better performing businesses
Our North American business, which we restructured in 2009, and our chemical cellulose business have continued to perform well. We will explore further opportunities to enhance the returns and cash generation of these businesses.

−       Fixing under-performing businesses
We have undertaken wide-ranging reviews of our existing businesses with a focus on our graphic paper business, in particular in Europe, and our Southern African business.

•        Europe
Cost saving and capacity management measures are well advanced in Europe.  Following the closure of the Biberist Mill in July/August 2011 Sappi is progressing with the next stage of cost reduction action, including both fixed and variable cost minimisation.  The annual savings resulting from these actions (including the Biberist Mill closure) are expected to reach US$100 million on a relative basis with effect from the next calendar quarter.  We have had good support for these changes from our customers.

•        Southern Africa (paper business)
We are restructuring our business processes and paper operations in South Africa to ensure that we adapt to our customers’ changing needs and that we match our assets to profitable markets and future growth.  The first step in this regard was the closure of the Adamas Mill, which has now been completed.  We are well advanced with the implementation of further cost reduction and streamlining at both our administrative and production areas.  Regrettably, we expect that these measures will lead to a significant additional reduction of jobs during the first half of financial 2012.

We expect that these essential changes will result in savings and benefits of approximately R250 million (US$30 million) a year once fully implemented.  In addition we expect to save approximately R100 million (US$12 million) a year as a result of avoided maintenance capital expenditure.

•        Impact on the group
As a result of the reviews and actions we have undertaken and planned, the group expects to take impairment and restructuring charges of approximately US$160 million in the fourth financial quarter ended September 2011, of which US$20 million are cash impairment charges.

The impairment and restructuring charges for the full financial year ended September 2011 will therefore be approximately US$300 million, of which approximately US$80 million are cash charges.

Although some of the benefits of our restructuring actions are starting to materialise, the real benefits will be achieved in the new financial year.

−       Investing for future growth
In order to achieve the shift of focus to higher margin businesses and to achieve real growth in revenue and returns we will invest in the higher growth chemical cellulose business,  in innovative products based on our very successful Ultracast and other technologies, in energy projects related to our core operations and in low cost wood resources.

Sappi is a global leader in chemical cellulose production, a fast growing, high margin business serving the textiles, consumer goods, foodstuffs and pharmaceutical industries.  The investment of US$340 million in the Ngodwana Mill announced in May this year will add 210,000tpa of chemical cellulose production, raising Sappi’s total chemical cellulose capacity to a million tons per year.  This project is progressing well and is set to start up in early 2013.  A number of additional opportunities are at an advanced stage of evaluation, and Sappi will focus on taking advantage of its leading market position and cost structure which is at the very low end of the industry scale.

−       Liquidity and balance sheet
In implementing our growth strategy we will continue focusing on maintaining a good liquidity position and carefully manage the group’s gearing.

During the 2011 year we successfully refinanced most of our debt which was due to mature in the next 3 years, with long term financing.

Current trading conditions
Market conditions remain uncertain with demand in many of our markets showing less resilience than anticipated.

The outlook we reported at the end of our third financial quarter pointed to a considerable improvement in operating profit excluding special items for the fourth financial quarter compared to the third financial quarter.  As a result of the recent slowdown in almost all of our markets we now expect the operating profit excluding special items for the fourth quarter ended September 2011 to be weaker than previously indicated.  We nevertheless expect it to be better than the third financial quarter and for the full year to be much improved on last year.

The impairment and restructuring charges referred to above will have an unfavourable impact on net profit for the quarter and the full year.

We expect strong cash generation for the fourth financial quarter and positive cash generation for the full year.  Our liquidity position is robust.

Commenting on the strategy update, Ralph Boëttger, Chief Executive Officer of Sappi said:
“We are confident that the major interventions, painful and regrettable as they are in terms of our staff, the relationships we are continuing to build with our customers and the exciting investments in growth will position Sappi well for the future.  These actions are not only particularly relevant and appropriate given prevailing market conditions, but will position Sappi well for improved returns and growth, in the shorter and longer term.  We expect the financial benefits of these actions to commence in this new financial year.”

For further information –

Ralph Boëttger
Chief Executive Officer
Sappi Limited
Tel +27 (0)11 407 8001
Ralph.Boettger@sappi.com

Robert Hope
Group Head Strategic Development
Sappi Limited
Tel +27 (0)11 407 8438
Robert.Hope@sappi.com

Byron Kennedy
Director
Brunswick South Africa
Tel + 27 11 502 7300
bkennedy@brunswick.co.za

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 7, 2011

SAPPI LIMITED,

by	/s/ Laurence Newman
Name: Laurence Newman
Title: Group Financial Controller